

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   March 19, 2018

<u>Via E-mail</u>
Ms. Catherine A. Suever
Chief Financial Officer
Parker Hannifin Corp
6035 Parkland Boulevard
Cleveland, OH 44124-4141

> **Re: Parker Hannifin Corp**
> **Form 10-K for Fiscal Year Ended June 30, 2017**
> **Filed August 25, 2017**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed September 25, 2017**
> **File No. 1-04982**

Dear Ms. Suever:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Pamela Long
>
> Pamela Long
> Assistant Director
> Office of Manufacturing and
> Construction